noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Alex King

Re:	noco-noco Inc. (CIK: 0001964021)

Registration Statement on Form F-1 (File No. 333-274574)

Dear Mr. Alex King:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, noco-noco Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on September 29, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin.

[Signature page follows]

Very truly yours, noco-noco Inc.

By:	/s/ Masataka Matsumura
Name: Masataka Matsumura Title: Director and CEO

cc:	Meng Ding, Esq., Sidley Austin

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